Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Gushan Environmental Energy Limited:

We consent to the incorporation by reference in the registration statement (No. 333-159571) on Form S-8 of Gushan Environmental Energy Limited of our reports dated March 31, 2010, with respect to the consolidated balance sheets of Gushan Environmental Energy Limited as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of Gushan Environmental Energy Limited and to the reference to our firm under the heading “Selected Financial Data” in the annual report.

/s/ KPMG

KPMG
Hong Kong, China

March 31, 2010